9110 Irvine Center Drive	Law Offices of	Christopher A. Wilson
Irvine, California 92618		C: 949.922.8268
T: 949.752.1100 F: 949.752.1144	Wilson, Haglund & Paulsen	E: cwilson@whp-law.com

December 15, 2008

VIA FEDERAL EXPRESS

Mr. Sebastian Gomez Abero
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:           Vivakor, Inc.
Registration Statement on Form S-1
Filed November 25, 2008
File No. 333-155686

Dear Mr. Gomez Abero:

Enclosed please find four copies of the Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-155686), two of which are marked to show all changes.  We have revised the Registration Statement to address each of the comments set forth in the staff’s comment latter dated December 8, 2008.  Set forth below are each of the staff’s comments (in bold) and our responses thereto.

1.           “We note that you are registering 15,000,000 shares of common stock that the company may issue “from time to time in one or more offerings.”  It does not appear that the company is eligible to conduct a delayed offering pursuant to Rule 415 of the Securities Act.  Please revise your filing to remove references to the delayed offering of the 15,000,000 shares or, in the alternative, please tell us the company’s basis for conducting a delayed offering.”

We agree that the company is not eligible to conduct a delayed offering.  The company will instead offer and sell the 15,000,000 shares in a continuous offering at a fixed price pursuant to Rule 415 (a)(1)(ix).  The Registration Statement has been revised to delete references to any delayed offering and disclosure appropriate to a fixed price continuous offering has been included.  Changes to the Registration Statement relating to this issue include:

A.	Revision to the offering price and calculation of the registration fees on the cover page;

B.	Inserting the price per share ($0.23 per share) throughout the document in reference to the 15,000,000 shares being sold by the company.

C.	The inclusion of additional risk factors relating to the fixed price offering by the company;

D.	Revisions to the Capitalization table and Dilution calculations resulting from the change in estimated proceeds from the company offering; and

E.
Revisions to the Plan of Distribution to reflect the fixed price offering by the company, identification of the officers of the company responsible for the direct offering to the public and their compliance with Rule 3a4-1 of the Securities Exchange Act.

Mr. Sebastian Gomez Abero
December 15, 2008

2.           “We note that your fee table indicates that you are registering an aggregate of 20,133,000 shares of common stock.  Notwithstanding our comment 1, please revise your fee table to separately identify the 5,133,000 shares being registered for resale by the selling shareholders and the 15,000,000 shares being registered by the company.”

We have revised the fee table to separately identify the 5,133,000 shares being registered for sale by the selling shareholders and the 15,000,000 shares being registered for sale by the company.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the company and the offering to allow investors to make an informed decision.

We further acknowledge the requirements with respect to a request for acceleration.  After allowing you adequate time for review of the Amendment No.1, we will furnish the request for acceleration at least two business days prior to the requested date of effectiveness.

Please contact me if you have any further question or comments regarding the Amendment No.1 to the Registration Statement.

Very truly yours,

/s/Christopher A. Wilson

Christopher A Wilson, Esq.